December 30, 2002

All Securities Commissions
Toronto Stock Exchange

Dear Sirs:

RE: MDS INC. Annual & Special Meeting of Shareholders

We wish to advise you of the following dates in connection with our Annual &Special Meeting of Shareholders:

DATE OF MEETING:	Thursday, March 6, 2003
RECORD DATE For Notice:	January 27, 2003
RECORD DATE For Voting:	January 27, 2003
Beneficial Determination Date:	January 27, 2003
MATERIAL MAIL DATE:	February 13, 2003
SECURITIES entitled to vote:	Common
Routine Business:	Yes [ ] No [X]
CUSIP:	55269P302

Yours very truly,

MDS INC.

/s/ Zandra E. Miller

Per: Zandra E. Miller
Manager, Regulatory Compliance